UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.         )*

ESSENTIAL GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

03061D200

(CUSIP Number)

November 30, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03061D200	13G

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jennifer C. McNeil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 289,445
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 289,445
8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,445
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12.	TYPE OF REPORTING PERSON IN

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CUSIP No. 03061D200	13G

Item 1	(a).	Name of Issuer

ESSENTIAL GROUP, INC.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

1325 Tri-State Parkway, Suite 300
Gurnee, Illinois 60031

Item 2	(a).	Name of Person Filing

Jennifer C. McNeil

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Springbank Farm
301 Five Point Road
Coatesville, PA. 19320

Item 2	(c).	Citizenship

U.S.A.

Item 2	(d).	Title of Class of Securities

CLASS A COMMON STOCK

Item 2	(e).	CUSIP Number 03061D200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

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CUSIP No. 03061D200	13G

Item 4(a).	Ownership. Amount Beneficially Owned

289,445*

Item 4(b).	Percent of Class

7.8%

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

289,445*

(ii) shared power to vote or to direct the vote

None

(iii) sole power to dispose or to direct the disposition of

289,445*

(iv) shared power to dispose or to direct the disposition of

None

* Derived from ownership of 277,778 shares of Class A Preferred Stock, convertible on a one-for-one basis into Class A Common Stock, and options to purchase 11,667 shares of Class A Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 03061D200	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JENNIFER C. MCNEIL
Jennifer C. McNeil

December 8, 2005